

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 19, 2017

Ronald J. Domanico
Executive Vice President and Chief Financial Officer
The Brink's Company
PO Box 18100
1801 Bayberry Court
Richmond VA 23226

      Re: The Brink's Company
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 24, 2017
               File No. 001-09148

Dear Mr. Domanico:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Lyn Shenk

                         Lyn Shenk
                         Branch Chief
                         Office of Transportation and Leisure